Exhibit 99.1

Press Release

Your Contacts: Corinne Hoff Aventis Global Media Relations Tel: +33(0)3 88 9919 16 Corinne.Hoff@aventis.com	Jason Ford Aventis Global Product Communications Tel.: +1 908 231 38 50 Jason.Ford@aventis.com

Aventis Submits US and EU Regulatory Applications for the Use of Taxotere® in Patients with Early-Stage Breast Cancer

New indication would expand the role of Taxotere® in the treatment of breast cancer

        Strasbourg, France, March 25, 2004—Aventis announced today that it has submitted registrational applications for the use of Taxotere® (docetaxel) in treating women with early-stage operable breast cancer with involved axillary lymph nodes in the United States and the European Union.

        The applications are based on data from a large Phase III study that found the combination of Taxotere, doxorubicin and cyclophosphamide (TAC) to significantly improve overall survival in women with early-stage breast cancer and reduce their risk of a relapse compared with the standard regimen of 5-fluorouracil, doxorubicin and cyclophosphamide (FAC).

        These data, from the Breast Cancer International Research Group (BCIRG) 001/ TAX 316 study, were presented at the San Antonio Breast Cancer Symposium on December 5, 2003 and demonstrated that women with node-positive, early-stage breast cancer who received a Taxotere-based chemotherapy regimen after surgery experienced a 30 percent reduction in the risk of death at a 55-month follow-up and a 28 percent reduction in the chance of their cancer returning as compared to women treated with a commonly used, standard (post-surgery) adjuvant regimen. A similar benefit for TAC over FAC was observed regardless of nodal, hormone-receptor or HER-2/neu status.

        "The extension of the use of Taxotere in patients with early-stage breast cancer may provide an important treatment option for women throughout the world," states Dr. Susan Arbuck, Vice President and Global Head,

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Oncology Therapeutic Area at Aventis. "These data on which the submissions are based reflect nearly five years of follow-up that demonstrate Taxotere extends the lives of women with node positive disease."

Breast Cancer

        Breast cancer is the most common cancer among women other than skin cancer. It is the second-leading cause of cancer death in women after lung cancer—and is the leading cause of cancer death among women ages 40 to 591. More than 1,000,000 new cases of breast cancer are reported worldwide annually and more than 300,000 women die each year from the disease2. The risk of a woman developing breast cancer during her lifetime is approximately 11 percent (about one in nine of all women), with about three to four percent dying of the disease1.

Aventis Commitment to Oncology

        Taxotere is a key growth driver for Aventis and is the foundation of the company's oncology franchise. Taxotere is indicated for treatment of metastatic breast cancer and non-small cell lung cancer, and is being studied extensively in clinical trials for safety and efficacy in head & neck and gastric cancers. Additional Taxotere submissions to regulatory authorities for gastric cancer are planned for the second half of the year. In 2003, Taxotere generated worldwide sales of over € 1.3 billion.

        Aventis also has a rich pipeline of investigational oncology compounds, including AVE-8062, a unique antivascular agent; novel cytotoxics, that may offer benefits over available taxanes; and the ALVAC cancer vaccines being developed through the vaccines business of Aventis.

        In 2002, Aventis entered a global agreement with Genta Inc. to jointly develop and commercialize Genasense™ within the US. Aventis has been granted sole marketing rights outside the US. Genasense is a pro-apoptotic antisense that directly inhibits the production of Bcl-2, a protein made by cancer cells that is thought to block chemotherapy-induced cell death. The U.S. Food and Drug Administration (FDA) recently granted Genasense Priority Review status to its application, which targets an agency action in the second quarter.

        In July 2003, Aventis and ImmunoGen signed a collaboration agreement to discover, develop, and commercialize novel antibody-based anti-cancer products. In September 2003, Aventis and Regeneron Pharmaceuticals entered into a global (excluding Japan) agreement under which the companies will jointly develop and commercialize Vascular Endothelial Growth Factor (VEGF) Trap, Regeneron's anti-angiogenesis compound.

        About Aventis Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

References:

1—National Alliance of Breast Cancer Organizations

2—World Health Organization—GLOBOCAN database (2000 estimates)